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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NW Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place, 17th Floor
(No. and Street)

Jersey City, NJ 07302
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa Petrosky 201-656-0115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prager and Fenton LLP
(Name – *if individual, state last, first, middle name*)

12424 Wilshire Boulevard, Suite 1000, Los Angeles, CA 90025
(Address) (City) (State) (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAR 01 2007
WASH. DC
185
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Enright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NW Capital Markets, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
VERONICA SERRANO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 11/19/2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PRAGER AND FENTON LLP
www.pragerfenton.com

CERTIFIED
PUBLIC
ACCOUNTANTS

12424 WILSHIRE BOULEVARD, SUITE 1000 LOS ANGELES, CA 90025-1044 (310) 207-2220 FAX (310) 207-0556

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
NW Capital Markets Inc.
(Formerly Windsor Financial Group/DE, Inc.)
Jersey City, New Jersey

We have audited the accompanying statements of financial condition of NW Capital Markets Inc. (formerly Windsor Financial Group/DE, Inc.) (the Company) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NW Capital Markets Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Prager and Fenton LLP

February 14, 2007

PRAGER AND FENTON LLP

NW CAPITAL MARKETS INC.
(Formerly Windsor Financial Group/DE, Inc.)

Statements of Financial Condition
December 31, 2006 and 2005

Assets	**2006**	**2005**
Cash and cash equivalents	$1,063,016	$1,515,598
Accounts receivable	-	25,000
Marketable securities owned, at market value	1,745,995	-
Income tax receivable	2,456	-
Prepaid expenses	5,873	2,560
Fixed assets, net	21,000	-
Total Assets	**$2,838,340**	**$1,543,158**
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 37,207	$ 101,500
Payable to clearing organization	1,561,509	-
Income taxes payable	-	6,503
Total Liabilities	1,598,716	108,003
Stockholder's Equity		
Common stock, no par value, 1,000 shares authorized and 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	40,462	40,462
Retained earnings	1,189,162	1,384,693
Total Stockholder's Equity	1,239,624	1,435,155
Total Liabilities and Stockholder's Equity	**$2,838,340**	**$1,543,158**

NW CAPITAL MARKETS INC.
(Formerly Windsor Financial Group/DE, Inc.)

Statements of Operations
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Investment banking, net	$1,092,777	$2,045,317
Proprietary trading income, net	214,660	151,707
Commissions	17,709	-
Consulting fees	-	5,000
Interest and dividends	99,959	44,737
Total Revenues	1,425,105	2,246,761
Expenses		
Compensation	1,070,000	1,500,000
Professional and consulting fees	26,750	23,670
Regulatory fees and publications	10,813	8,664
Service charges	2,334	3,074
Insurance	1,123	1,157
Office expense	13,246	6,609
Depreciation and amortization	6,500	-
Donation	16,000	-
Meetings and retreats	56,391	-
Interest expense - margin	65,399	26,718
Total Expenses	1,268,556	1,569,892
Income From Operations Before Provision for Income Taxes	156,549	676,869
Provision for Income Taxes	2,080	9,411
Net Income	**$ 154,469**	**$ 667,458**

The accompanying notes are an integral part of these financial statements.

NW CAPITAL MARKETS INC.
(Formerly Windsor Financial Group/DE, Inc.)

Statements of Changes In Stockholder's Equity
For the Years Ended December 31, 2006 and 2005

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, December 31, 2004	**1,000**	**$ 10,000**	**$ 40,462**	**$ 717,235**	**$ 767,697**
Net Income				667,458	667,458
Balances, December 31, 2005	**1,000**	**10,000**	**40,462**	**1,384,693**	**1,435,155**
Net Income				154,469	154,469
Less: Distribution				(350,000)	(350,000)
Balances, December 31, 2006	**1,000**	**10,000**	**40,462**	**1,189,162**	**1,239,624**

The accompanying notes are an integral part of these financial statements.

NW CAPITAL MARKETS INC.
(Formerly Windsor Financial Group/DE, Inc.)

Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

Cash Flows from Operating Activities	**2006**	**2005**
Net income	$ 154,469	$ 667,458
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation and amortization	6,500	-
(Increase) decrease in:		
Accounts receivable	25,000	(25,000)
Income taxes receivable	(2,456)	5,337
Prepaid expenses	(3,313)	71
Increase (decrease) in:		
Accounts payable and accrued expenses	(64,293)	29,892
Income taxes payable	(6,503)	6,503
Other current liabilities	-	(20,961)
NET CASH PROVIDED BY OPERATING ACTIVITIES	109,404	663,300
Cash Flows From Investing Activities		
Marketable securities owned, at market value	(1,745,995)	-
Additions to fixed assets	(27,500)	-
NET CASH USED IN INVESTING ACTIVITIES	(1,773,495)	-
Cash Flows From Financing Activities		
Payable to clearing organization	1,561,509	-
Capital distribution	(350,000)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,211,509	-
Increase (decrease) in cash and cash equivalents	(452,582)	663,300
Cash and cash equivalents at the beginning of year	1,515,598	852,298
Cash and cash equivalents at the end of year	$1,063,016	$1,515,598
Supplemental Disclosures		
Cash paid during the year for:		
Income taxes	$ 11,039	$ 2,711
Interest	$ 67,123	$ 36,405

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND NATURE OF THE BUSINESS

NW Capital Markets Inc. (formerly Windsor Financial Group/DE, Inc.) (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, principal transactions, and investment advisory services.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Investment Banking

Investment banking revenues include gains, losses, and fees net of expenses, arising from securities offerings in which the Company acts as an underwriter or syndicate member. Investment banking revenue also includes fees from financial advisory services. Revenue is recorded when the underwriting is completed, and financial advisory services are rendered.

Principal Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Gains and losses on the sale of investments entered into for the account and risk of the Company are recorded on a trade date basis. The Company purchases the securities, both from their own underwritings and on the open market, in accordance with a margin account agreement with their clearinghouse. Revenue from these transactions is recorded on a net basis in operating income and includes gains or losses attributed to the market value of inventory owned.

Investment Advisory Services

The Company advises customers on certain securities transactions. The trades are transacted by a clearing organization. Commission income on theses transactions is recorded on a trade-date basis as the securities transactions occur.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholder of the Company will be taxed on the Company's taxable income. Accordingly, no provision for federal income taxes has been included in these financial statements. The Company pays state income taxes, which a provision has been provided.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less.

NOTE 3 FIXED ASSETS

Furniture is reported at historical cost, less accumulated depreciation using the straight line method over the estimated useful life (five years). Computer software is amortized using the straight line method over the estimated useful life (three years). Depreciation expense was $4,000 and amortization expense was $2,500 for the year ended December 31, 2006.

Fixed assets consist of:

Furniture	$ 20,000
Computer software	7,500
Less: depreciation and amortization	(6,500)
Fixed assets, net	$ 21,000

NOTE 4 CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents accounts with high quality financial institutions, in amounts which at times exceed federally insured limits.

NOTE 5 NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, as defined, equal to the greater of one-fifteenth of aggregate indebtedness, as defined, or $100,000. Net capital changes from day to day, and at December 31, 2006 and 2005, the Company had net capital, as defined, of $1,088,075 and $1,432,595, respectively, which exceeds the minimum statutory requirement of $100,000.

NOTE 6 RULE 15C3-3

The Company does not carry accounts for customers or otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption under paragraph (k)(1) of that rule.

NOTE 7 RELATED PARTY TRANSACTIONS

The Company shares office space with an affiliate. Occupancy and related overhead costs are absorbed by the affiliate in accordance with a written agreement.

SUPPLEMENTARY SCHEDULES

NW CAPITAL MARKETS INC.
(Formerly Windsor Financial Group/DE, Inc.)

Schedule I - Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net Capital

Total Stockholder's Equity	$1,239,624
Total Capital and Allowable Credits	1,239,624
Deduct - Non-allowable assets:	
Income tax receivable	2,456
Prepaid expenses	5,873
Fixed assets, net	21,000
Total Debits	29,329
Net Capital Before Haircuts on Security Positions	1,210,295
Deduct - haircuts on security positions	(122,220)
NET CAPITAL	1,088,075
Deduct - minimum net capital requirement - the greater of 6 2/3 % of aggregate indebtedness of $132,006 or $100,000	(100,000)
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 988,075
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.121 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

The difference between this computation of net capital and the corresponding computation prepared by NW Capital Markets Inc. and included in its unaudited Part IIA FOCUS Report filing as of December 31, 2006 amounted to an increase in net capital of $5,296. The net difference is primarily due to an overpayment of income taxes and a reduction in accrued expenses.

Schedule II - Computation for the Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company carries no customer accounts, does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, no amounts need to be included in the customer reserve requirements, and the information relating to the possession or control requirements under SEC Rule 15c3-3 is not applicable.



CERTIFIED
PUBLIC
ACCOUNTANTS

12424 WILSHIRE BOULEVARD, SUITE 1000 LOS ANGELES, CA 90025-1044 (310) 207-2220 FAX (310) 207-0556

PRAGER AND FENTON LLP
www.pragerfenton.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors
NW Capital Markets Inc.
(Formerly Windsor Financial Group/DE, Inc.)
Jersey City, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of NW Capital Markets Inc. (formerly Windsor Financial Group/DE, Inc.) (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Prager and Fenton LLP

February 14, 2007

PRAGER AND FENTON LLP

END